Encrypgen Inc.

If you've done a DNA test you can sell your identified data!

You Own You: own and profit from your de-identified data!

Dover, DE

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Community Impact

⊕ Health & Human Services

🖙 Education

Pitch

EncrypGen's Gene-Chain uses a blockchain to help privately store users' genetic data and associate it with user- supplied metadata such as that collected by genetic testing companies so that users can store and sell their de-identified data directly to researchers in exchange for DNA, a cryptocurrency they can then exchange for money. EncrypGen takes only 10% or less of the price of the sale as a commission (which can be shared with partners).

There is no cost for users to upload their data and create a profile, and data buyers buy data with DNA which can also be purchased from us, or on any number of third-party markets. Encrypgen offers an extensible survey system for researches to expand upon user-submitted profiles, allowing the most flexible data-gathering mechanism, anonymized by our blockchain and identified at sale.

Key Facts
In May of 2017, the team demoed a prototype at the Bio-World IT conference in Boston, MA.
We interact directly with customers, without the use of any intermediaries.
As of 2019, we have achieved a user base of about 1100 who have uploaded 767 files that have been purchased 175 times for an average of 15 USD each.
We are founded by a bioethicist/author of Who Owns You? (Dr. Koepsell) who fought for a decade for rights to genetic data, and a practicing genetic scientist, Dr. Vanessa Gonzalez.
We hosted the worlds' first blockchain-based sale of genetic data in 2018 using our currency, $DNA.

Expand all sections ⌄

🖳 Opportunity   ⌃

Problem : The Genetic Testing Monopolies

for researchers buying genomic data   *for DNA test takers*


Overpriced
oligarchy of data sellers


No Rights
Test providers effectively own the data, giving test takers no control


Inaccessible
high minimum orders and exclusive deals lock many researchers out


No Transparency
Test takers do not know what's done with their data


Neither Standardized nor Indexed
a fragmented supplier market makes it harder to buy and sort accurate data


No Compensation
Test providers often sell data up to 200 times, and give nothing to test takers

©2019 Proprietary and Confidential All Rights Reserved

Solution: Connecting Customers to Researchers

On the EncrypGen Marketplace Platform we allow for a free market in data


Free Market Price
$15.48B researcher market makes offers directly to test takers


Rights, Privacy and Control
Test takers completely control access to their data which is securely encrypted on blockchain


No Minimum
There is no minimum order requirement


Transparency
Test takers can access a record of all the data sales they opt into


Standardized and Indexed
DNA test results from various test providers are automatically sorted and indexed in the cloud


Compensation
Test takers are paid when they opt in to sell their data, and could earn $1000 in five years

©2019 Proprietary and Confidential All Rights Reserved.

"65% of individuals willing to use an at home DTC-GT service reported privacy as one of the main concerns; specifically, the potential sharing of data with third parties including consumer health, pharmaceutical, and insurance companies. Almost all of the respondents willing to use the service had concerns about a company owning their DNA profile."*

*2018 KPMG International survey

©2019 Proprietary and Confidential All Rights Reserved.

How it works



- **Test takers upload their data file**
  Using the "Genomic file" option

- **Test takers complete profile info.**
  Which will match studies to them anonymously

- **Researchers make offers to buy**
  by setting a price and study parameters

- **Test takers opt in to sell data**
  Using the "Profile interest" option where profile matching studies are made available

©2019 Proprietary and Confidential. All Rights Reserved.

Market potential and why now

EncryGen **built a brand around addressing burgeoning genomic data privacy concerns**.

EncrypGen has the **first mover advantage**.



| over 1000 users in a few months *no significant advertising yet* | 750 Genomic Data sets uploaded *150 transactions so far* | $3000 in advertising commissions for partner test sales | $7,500 in revenue *$25 average per marketplace transaction* |

$20,000,000,000

In buying power
of genomics data research, as estimated by the end of 2020

$2,500,000,000

In selling market revenue
of 100MM test takers at an annual revenue potential of $25 ea. for EncypGen, as estimated by the end of 2020

©2019 Proprietary and Confidential. All Rights Reserved.

Genomics Marketplace Competitor Differentiation Table

Criteria / Companies	Zenome	LunaDNA	Nebula Genomics	EncrypGen
Able to Upload Data Now	✗	✓	✗	✓
Able to Control Data Now	✗	✓	✗	✓
Blockchain Based Benefits	✗	✗	✗	✓
Able to Sell Data Now	✗	✗	✗	✓
Users earn ~90% of sales	✗	✗	✗	✓
Free Market Place	✓	✗	✗	✓
Fully Functional Platform	✗	✗	✗	✓
Proven Sales / Working	✗	✓	✗	✓
Over 1000 users	✗	✗	✗	✓
Key US Partnerships	✗	✗	✗	✓
Sells Tests on Platform	✓	✗	✓	✓
First Mover Advantage	✗	✗	✗	✓

©2019 Proprietary and Confidential. All Rights Reserved.

Business Model

(1) Marketplace model with average per user revenue of $25 per annum, with near zero cost per sale

(2) 2% churn equates to a LTV of 245 per user and CAC of $20 means a 12X marketing ROI

(3) At 100,000 users by year 2, our projected revenue is 2.5MM per annum
Our existing partnership agreements guarantee more than 100,000 new users even without further marketing efforts.

(4) At 1% of the projected 2020 market, our revenue is $25,000,000 per annum

©2019 Proprietary and Confidential. All Rights Reserved.

Strategic Partners



©2019 Proprietary and Confidential. All Rights Reserved.

Financials

EncrypGen has previously raised $1.2M in funding through token sales.

The financial model projects breaking even in year 2 after series A funding.



Revenue, Gross and NIBT



Revenue Sources

©2019 Proprietary and Confidential. All Rights Reserved.

2020/2021 Expansion

- Hire or consult expert marketers to reduce $20 CAC to $10-12 per customer to double our current 12x CAC ROI

- Add at least 60,000 new users through paid advertising and an additional 10% or more through referral and social media sharing programs

- Attend key conferences and events to on-board at least 5 test provider partners and at least 5 more researcher buying groups

- Intensify our brand reputation as a trustworthy platform where users can make money with at least 5 major news features

©2018 Proprietary and Confidential. All Rights Reserved

📇 Our Terms

Convertible Note
Security Type

The securities offered here are in the form of a Convertible Promissory Note, with a specified maturity date, interest rate, and valuation cap. These instruments will allow investors to convert its investment into shares of preferred stock in accordance with conversion terms outlines in the agreement.

In the past, the Company has raised money under the Regulation D exemption, issuing securities in the form of a Simple Agreement For Future Tokens, an agreement that is different from the securities offered here. Under the terms, the Company would allow investors to purchase tokens in the future.

Overall, the Company also has other shareholders, holding common stock in the Company. Such stock may allow its holders to voting rights, that are not otherwise afforded under securities issued in this offering.

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Filing)

7%
Annual Interest Rate

20%
Discount Rate

$6,000,000
Valuation Cap

2 years
Maturity Date

None
Shareholder Voting Rights

None
Shareholder Voting Right Limitations

Perk calculator
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Benefits & Perks

Benefits & Perks

$15,000	**Genotyping and Analysis Access**
Only 10 Packages Offered	1. **Genotyping and Analysis Access** Investors of $5000 or more will get free genotyping and analysis access from one of our partner testing companies.
	Read less

$20,000	**Whole Genome Sequencing**
Only 5 Packages Offered	1. **Whole Genome Sequencing** Investors of $10,000 or more will also be able to get whole genome sequencing from one of our testing partners.
	Read less

| $5,000 | **T-Shirt** |
| | 1. **T-Shirt** T-Shirt with Company logo. |

| $10,000 | **Backpack** |
| | 1. **Backpack** Backpack with Company logo. |

View less perks

 ## Our Team ⌃



David Koepsell `FOUNDER`
CEO & FOUNDER

With a background in law, ethics, tech and having authored numerous books and articles on genes, ownership, and ethics, David brings his interest and expertise together to guide the development of systems to enhance the value of genomic databases, while protecting donors and making them stakeholders.



Monica Sandoval `ADVISOR`
CMO

Monica is a high-performance marketing strategist with over 12 years of experience at designing global digital marketing initiatives that accomplish targeted business objectives. She has extensive reputation for managing proposals, creative problem solving, executing contracts, creating innovative media, and maintaining collaborative relationships with interactive agencies and in-house designer's and developers.



Vanessa Gonzalez
GENOMIC ADVISOR

Vanessa has a decade of experience in genetic science, including research and publications in numerous journals, and currently researches pharmacogenomics, the foundational science behind the nascent field of personal medical genomics.



Dr. Notis Gasparis
PLATFORM DEVELOPMENT ADVISOR

Notis brings over 20 years experience holding several software development positions among many global companies. He holds a BSc in Computer Science, an MSc in Distributed Systems and a PhD in Software Engineering. He has also held positions at the University of Essex and Goldsmiths College.

 ## Our Milestones ⌃

Show **All** ⌄

| 2018 | | 2021 | 2022 |
| Recognition in The | Product Launch | 10,000 New Users | 50,000 New Users |









Scientist The company was featured in The Scientist, discussing the company's launch.	The company has launched the completed product.	We hope to have 10,000 new users acquired through raised capital.	We hope to have 50,000 new users acquired through raised capital.
Nov 5th	Nov 6th	Mar 1st	Mar 1st

Media

TheScientist | THOMSON REUTERS | BITSONLINE

"Of a spate of new companies aiming to use blockchain-based technology to give individuals control over who can use their data, EncrypGen is the first to facilitate sharing of genomic information."

– The Scientist

FAQ

Q: Who uses the Gene-Chain?

A: EncrypGen's Gene-Chain was built to serve two types of people: 1) those who have done or want to do genetic tests but want greater control of their data as well as the potential to profit by selling that data to scientists anonymously, and 2) researchers who want to have better access to anonymized data and the ability to pay the people whose data they use directly.

Q: Which genetic tests can the Gene-Chain use?

A: Currently we support all the most popular Direct to Consumer (DTC) genetic tests which have so far been used by over 20 million people worldwide, including popular personal genomics and biotechnology companies, and a half dozen more including those of our partners Codigo46 and Viazoi. If you've done such a test, search for how to download your raw data. Each service will inform you how to do so, then you can upload it to the Gene-Chain.

Q: How does the Gene-Chain differ from the DTC testing companies or other genomic blockchain companies that sell tests?

A: We do not do your tests. We only receive the information you choose to upload. We do not have your samples, your bio-materials, and cannot trace back to you any information you withhold. Yet with just an email address you can take control of your own data and market it (or not) to scientists seeking subjects and their data for studies, and seeking to pay them for it. You can delete your data at any time and it will become unavailable both to us and to anyone searching for it.

Q: Why would someone want to use the Gene-Chain?

A: Maybe you have done a DTC genetic test and want to make your data more available for science while doing more to protect your privacy than the testing companies do. Maybe you'd like to earn some $DNA tokens while doing all of this.

Q: What's a $DNA token and how does it help me?

A: Whenever you sell data on the Gene-Chain you earn tokens equivalent to the price you set for your data in US Dollars. These tokens can be exchanged for Bitcoin or Ethereum, or can be taken off the Gene-Chain and sold on various exchanges. DNA tokens are money, the currency of the Gene-Chain.



Q: What's up with EncrypGen and why is $DNA so cheap?

A: Best to read this blog post. In sum, token price for now has very little to do with actual business being conducted on the Gene-Chain and will until the volume becomes more substantial. That said, we are working every day to bring new users on board who are buying and selling data, and that is going quite well. Our current capital raise through a Series A equity round is targeted at just that.



Q: Why use tokens instead of cash?

A: We keep our costs lower and your returns for your sales higher and help make it easier to do business internationally. We also think the name for the token, DNA, is pretty cool. Most importantly, if we used cash, then we would compromise the privacy of our users who would then need to enter payment details such as name, address, bank accounts, etc., whereas by using the token we can maintain the privacy of users and still afford a means of anonymous payment. DNA can be sold for other cryptocurrencies and then turned into local fiat currencies around the world.



Q: How can I buy the token if I want to get some so I can buy data on platform?

A: You can very easily purchase tokens directly from us on the Gene-Chain or buy it on various external exchanges (listed on our site). Once you create a profile at http://my.encrypgen.com you can become a buyer or seller. As a data seller you can simply upload your data, fill out a profile, set a price, and wait to see if anyone buys your data using $DNA, which would then show up in your wallet which you automatically get when you create your account at http://my.encrypgen.com . You can also buy the token to use on the platform either by going to an exchange where it is listed or by using BTC or ETH directly in your wallet using the "DEPOSIT" feature in the wallet and choosing the currency of your choice.



Q: Who wants my data and why?

A: Genetics or genomic science are fields still in their very early stages. One day we hope to have a clear picture of how our genetics relates to every aspect of our health and perhaps even characters, but now we need to get a lot more data and search it, as well as data about individuals, to develop the understanding we seek. We will also someday soon be able to use genetic data for better healthcare, such as to tell us our proclivities for certain conditions as well as what drugs we should treat ourselves with. SCIENTISTS are spending millions of dollars per year buying data from genetic testing companies.



Q: What's my data worth?

A: We actually cannot know that until someone makes a fair offer for your data. People buy data that is worth what they think it is worth, and there may be a market for data buyers who are unable or unwilling to pay monopolistic prices charged by genetic testing companies, but who will be willing to pay you directly for your data. Set a price and see who buys, adjust the price over time depending upon the demand for your data. Then we will learn what it is worth.



Q: Don't I own my own data?

A: No one owns their own data. There is no legal or cultural way we own data. We can own our creations, such as artworks or inventions, but we cannot own data. This means anyone who has your data, absent some regulation concerning privacy, can use it as they wish. But we want you to at least profit from the sale of your data, and allow market principles to help make science more affordable and just.



Q: If I sell my data, can't others use it or re-sell it?

A: That's the case now. What we do to help prevent this from being useful is to provide researchers with certain tools that create an ongoing, albeit anonymous, relationship with you. For instance, our custom surveys enable them to follow up with you and eventually pay you for answering questions over time, making it more profitable for those who want data to simply use our platform. Our terms of service also prohibit resale of your data.



Q: Can I just create a profile or must I upload my data?

A: You can just create a profile. If you fill in the profile questionnaire you may have requests from researchers for your data. This is a good way to find out if you should spend the money on a genetic test.



Q: What can I buy with DNA tokens?

A: You can buy data if you are a researcher, test kits from our partners, or you can hold it in your wallet on the platform and let it accumulate until you need it, then cash it out by selling on an exchange if you want.



Q: How much of the sale price is mine when I sell my data?

A: You keep 90% of the price you set. Our 10% commission is the least we can take and keep operating.



Q: Are you ever going to sell my data?

A: No, you sell your data. The minute you don't want to you can revoke your consent on the site and the data will never leave the platform.



Q: Why use EncrypGen instead of the various other blockchain genomics companies?

A: You can use them all, actually. Posting your data on any of these services ought not to prevent you posting it on all. As long as you retain that right, you should feel free to explore the options and hopefully make money on all of them, as well as enrich the data available for science. Just check their terms and make sure they allow you to control your own data fully.



Q: Is there a fee or subscription when I post my data for sale?

A: No. It is free for you to post and sell your data. There is no subscription price. Data buyers pay the commission on data sales.



Q: Are there more features coming? What's the roadmap?

A: Soon we expect to implement reward for data sellers who keep their tokens on the platform instead of selling them right away. Beyond that, new features will be targeted at data buyers and make it easier for those who want to help employees buy test kits to do so in bulk, and put their data on the Gene-Chain.



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